Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com
June 18, 2014

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Mercury New Holdco, Inc.
Registration Statement on Form S-4
Filed May 9, 2014
File No. 333-195850

Dear Mr. Spirgel:

Set forth below are the responses of Mercury New Holdco, Inc. (“New Holdco”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2014 (the “Comment Letter”), with respect to New Holdco’s Registration Statement on Form S-4 filed with the Commission on May 9, 2014, File No. 333-195850 (the “Registration Statement”). Each response below has been prepared and is being provided by New Holdco, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to respond to the Staff’s comments on its behalf. On behalf of New Holdco, we hereby submit to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1 unless indicated otherwise.

General

1.	Please supplementally provide us with all board books that are materially related to the combination between Media General, Inc. and LIN Media, LLC.

Response:

The presentation materials prepared by RBC Capital Markets, LLC in connection with its opinion, dated March 20, 2014, to the Board of Directors of Media General, Inc. (“Media General”) summarized under the caption “Opinion of Media General’s Financial Advisor” are being provided to the Staff under separate cover by counsel for RBC Capital Markets on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, counsel for RBC Capital Markets has requested that the RBC materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for RBC Capital Markets also has requested confidential treatment of the RBC materials pursuant to the provisions of 17 C.F.R. § 200.83.

New York ● Washington ● London ● Paris ● Frankfurt ● Hong Kong ● Shanghai

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

The presentation materials prepared by J.P. Morgan Securities LLC in connection with its opinion, dated March 20, 2014, to the Board of Directors of LIN Media LLC (“LIN”) summarized under the caption “Opinion of LIN’s Financial Advisor” are being provided to the Staff under separate cover by counsel for J.P. Morgan Securities on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, counsel for J.P. Morgan Securities has requested that the J.P. Morgan materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for J.P. Morgan Securities also has requested confidential treatment of the J.P. Morgan materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	Please provide us with the form of proxy card or file it with the proxy statement as soon as practicable.

Response:

The proxy card forms have been filed with Amendment No. 1 in response to the Staff’s comment. Please see Exhibits 99.2, 99.3, 99.4 and 99.5 to Amendment No. 1.

Questions and Answers about the Special Meeting, page iv

Q: What is the proposed transaction?

3.	Please consider a separate Question and Answer addressing the fact that New Media shareholders are not voting on the holding company merger.

Response:

Under Section 13.1-719.1 of the Virginia Stock Corporation Act, neither Media General’s shareholders nor New Holdco’s shareholders are required to approve a holding company merger. In response to the Staff’s comment, we have included a Question and Answer on page vii of Amendment No. 1 to specify that Media General’s shareholders, who will be receiving the proxy statement, will not be voting on the holding company merger, but will be voting on the issuance of shares of New Holdco in the transaction as required by the rules of the New York Stock Exchange.

Q: Are any LIN shareholders already committed to vote in favor of the LIN merger proposal and the LIN compensation proposal?, page viii

4.

Please revise your Q&A to clarify, if true, that the vote is assured in each instance by virtue of the 70% commitment you have obtained from the Class A and Class C shareholders, such that no further vote by minority shareholders is necessary for approval. Please revise the third bullet point on page 6, as applicable, under “Conditions to the Closing Transaction.” Please also revise to indicate, as you do on page 56, that regardless of the advisory note, LIN’s NEOs will receive the golden parachute compensation to which they may be entitled.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Response:

The disclosure appearing on page viii and page 6 of Amendment No. 1 has been revised in response to the Staff’s comment.

Summary, page 1

5.

Please revise to explain why the transaction is being accomplished by means of the formation of a new holding company and two merger subsidiaries, rather than a straight merger of LIN into Media General, Inc.

Response:

The disclosure appearing on page 5 and page 59 of Amendment No. 1 has been revised in response to the Staff’s comment.

Organizational Chart, page 4

6.

We note that your chart’s organizational structure differs slightly from the description in the fifth paragraph under the first Q&A on page iv, where you state that “in connection with the Media General Merger and the LIN merger, LIN Television Corporation, currently a direct, wholly-owned subsidiary of LIN, will become a direct, wholly-owned subsidiary of New Media General, and Media General will become a direct, wholly-owned subsidiary of LIN Television Corporation.” The bottom diagram on page 4 does not appear to reflect this level of organization. Please advise or revise.

Response:

The disclosure appearing on page 3 and the diagram appearing on page 4 of Amendment No. 1 have been revised in response to the Staff’s comment.

Conditions to the Closing of the Transaction, page 6

7.

We note the ability of either party to waive conditions to merger. Please disclose here whether it is the board’s intent to resolicit stockholder approval if either party waives material conditions. We believe that resolicitation is generally required when parties waive material conditions to a merger, and such changes in the terms of the merger render disclosure that you previously provided to shareholders materially misleading.

Response:

The disclosure appearing on page 7 of Amendment No. 1 has been revised in response to the Staff’s comment.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 17

8.

We note herein and on page 138 that you expect to swap or otherwise divest certain television stations as part of the process of obtaining regulatory approvals for the transaction. Please update your disclosure for any correspondence that you may have received from the FTC or the Department of Justice after you filed notification and report forms under the HSR Act. It also appears from your disclosure on page 27 that at a minimum, “regulatory authorities will require Media General and Lin to divest stations” in certain named markets.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Response:

The disclosure appearing on page 19 and page 142 of Amendment No. 1 has been revised in response to the Staff’s comment.

Risk Factors, page 23

The transaction is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all., page 24

9.	Please revise to discuss the ability of the boards to waive certain conditions to the merger. We note your disclosures on pages 6 and 7.

Response:

The disclosure appearing on page 24 of Amendment No. 1 has been revised in response to the Staff’s comment.

Failure to complete the transaction may negatively … page 25

10.	Please clarify your disclosure as follows:

●

What divestitures that may be required by the regulatory authorities that are not related to this subject transaction. We note that you refer to “divestitures required … whether or not in connection with the transaction.”

 Response:

We respectfully submit that this provision refers not just to divestitures that are in connection with the transaction, but also to actions required to be taken by LIN to comply with new rules or interpretations of rules adopted by the FCC following the signing of the Agreement and Plan of Merger, dated as of March 21, 2014, by and among Media General, LIN, New Holdco and certain of its subsidiaries (the “Merger Agreement”). The disclosure appearing on page 25 of Amendment No. 1 has been revised in response to the Staff’s comment.

●

The “specified” amount of annual broadcast cash flow loss by LIN television stations that could trigger your exercise of termination rights. Refer to the Media General Adjusted LIN projections on page 93.

Response:

We respectfully submit that the “specified amount” is subject to renegotiation by Media General and LIN, and we propose to make a more specific disclosure before the Registration Statement is declared effective to reflect the final agreement between the parties.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Proxy Solicitations, page 47

11.

We note that both Media General and LIN Media may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Response:

We acknowledge that we are mindful of Rule 14a-6(b) and (c) and confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

Severance Payments and Benefits, page 55

12.

We note that your statement that the table on page 55 sets forth the “approximate values of golden parachute compensation that may become payable to LIN’s named executive officers…as described herein in LIN’s proxy statement for the annual meeting of shareholders held May 6, 2014, attached hereto as Annex H.” We are unable to locate any golden parachute disclosures in the materials. Please advise or revise.

Response:

The reference to Annex H on page 55 of Amendment No. 1 has been deleted in response to the Staff’s comment.

The Transaction, page 59

13.

As disclosed in its most recent Form 10-Q, Media General entered into an amendment to its credit agreement which will be effective upon successful completion of the merger with LIN. Please summarize the significant terms of the transaction, including any change in the interest rate and deferred financing costs.

Response:

The disclosure appearing on page 59 and page 104 of Amendment No. 1 has been revised in response to the Staff’s comment.

Proration and Allocation Procedures for the LIN Merger Consideration, page 60

14.

In order that your shareholders may better understand the value of consideration that they will receive following a proration adjustment, please clarify how “proportional allocation of consideration” is achieved. Please illustrate, by way of quantification,

●	How the aggregate amount of the cash consideration will be allocated to each cash electing share if the cash consideration is oversubscribed;

●

How the aggregate amount of cash consideration and New Media General share consideration will be allocated to either the no election share (Scenario 1) or each stock electing share (Scenario 2) if the cash consideration is undersubscribed.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Response:

The disclosure appearing on page 60 and page 61 of Amendment No. 1 has been revised in response to the Staff’s comment.

Background of the Transaction, page 61

15.

Please revise at page 63, paragraph seven, to clarify why Media General decided upon consideration for LIN shares being a mix of cash and common stock, as opposed to all cash or all stock. Please also explain in paragraph eight why Mr. Mahoney offered the possibility of a cash/share election feature.

Response:

The disclosure appearing on page 63 of Amendment No. 1 has been revised in response to the Staff’s comment.

16.	Please revise the final paragraph on page 68 to clarify, if true, that Hicks Muse has not committed to electing all cash for all of its shares, as suggested in paragraph one on page 68.

Response:

The disclosure appearing on page 68 of Amendment No. 1 has been revised in response to the Staff’s comment.

17.

Please revise paragraph six on page 68 to briefly characterize the nature of the FCC regulatory developments upon which a representative of Cooley advised the Media General board. Please similarly revise at page 69, paragraph one.

Response:

The disclosure appearing on page 68 and page 69 of Amendment No. 1 has been revised in response to the Staff’s comment.

18.	Likewise, please revise to briefly characterize the material terms of the update provided that day by a representative of Fried Frank. Please similarly revise at page 69, paragraph one.

Response:

The disclosure appearing on page 68 and page 69 of Amendment No. 1 has been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Opinion of Media General’s Financial Advisor, page 74

19.

We note in the third bullet point on page 75 that the financial estimates relating to LIN were “adjusted by the management of Media General.” Please revise to briefly explain how and why Media General management adjusted LIN’s financial estimates.

Response:

The disclosure appearing on page 91 of Amendment No. 1 has been revised in response to the Staff’s comment.

Opinion of LIN’s Financial Advisor, page 85

20.

Likewise, with respect to the financial projections provided by Media General to LIN, please revise to briefly explain how and why LIN revised them to reflect LIN’s management’s view of Media General’s expected financial performance.

Response:

The disclosure appearing on page 86 of Amendment No. 1 has been revised in response to the Staff’s comment.

Pro Forma Condensed Combined Financial Information, page 132

21.

We refer to your calculation of LIN Media shares as set forth in footnote 2 of your Form S-4 cover page. It appears that 54% of LIN Media shares (32,048 or LIN’s fully diluted shares of 59,475 less 27,426 shares opting for cash consideration) are expected to elect share consideration. Tell us why this scenario is the most likely to occur and why you did not consider additional pro forma presentations which give effect to a range of possible results. Refer to Rule 11-02(b)(8) of Regulation S-X.

Response:

The LIN Merger Consideration and the Proration and Allocation Procedures for the LIN Merger Consideration are described on pages 60 and 61 of Amendment No. 1. Upon the completion of the transaction, there will be three “categories” of LIN common shares for purposes of the proration: (1) those LIN common shares for which cash consideration is elected (“cash electing shares”), (2) those LIN common shares for which New Media General share consideration is elected (“stock electing shares”), and (3) those LIN common shares for which no election is validly made (“no election shares”). The general construct of the proration procedures is to satisfy as many of the first two categories as possible (meaning that the no election shares are first alloted to the undersubscribed form of consideration). The Merger Agreement provides that the total number of LIN common shares that will be converted into the right to receive the cash consideration is 27,426,312, less the total number of LIN common shares, if any, with respect to which the holders thereof have properly demanded appraisal and have not withdrawn such demand or waived their rights to appraisal as of immediately prior to the LIN Merger. We refer to this number of LIN common shares as the “Cash Election Cap.” The mechanics of the proration and allocation procedures require that the Cash Election Cap will be met and 27,426,312 LIN shares will receive cash consideration and the remaining LIN shares will receive New Media General share consideration. As this is the only possible outcome (absent shareholders demanding appraisal rights), we did not provide additional pro forma presentations. The table that follows summarizes what happens in each of the three possible election outcomes.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Election Outcomes		Consideration to be received by Election Type
		Cash Electing Shares	Stock Electing Shares	No Election Shares
Cash Electing Shares are Oversubscribed:		Mix of cash and shares	All shares	All shares
Cash Electing Shares are Undersubscribed:
Scenario 1	Amount undersubscribed is less than no election shares	All cash	All shares	Mix of cash and shares
Scenario 2	Amount undersubscribed is greater than no election shares	All cash	Mix of cash and shares	All cash

The charts that follow provide a numerical demonstration of a possible scenario under each election outcome.

Proration Adjustment if the Cash Electing Shares are Oversubscribed

If the number of cash electing shares is more than the Cash Election Cap, then the cash electing shares will be converted into the right to receive a mix of cash and shares of New Media General’s voting common stock and any no election shares will be converted into the right to receive shares of New Media General’s voting common stock.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

In this example, if (i) there are 59,474,592 LIN common shares outstanding (representing the maximum aggregate number of Class A, Class B and Class C LIN common shares that would be outstanding if all outstanding share options and restricted share awards were vested and exercised or settled, as applicable) immediately prior to the LIN Merger, (ii) the number of cash electing shares equals 28,426,312 (which means that those electing cash consideration oversubscribed by 1,000,000 shares), and (iii) the number of stock electing shares equals 29,048,280 (which means that the number of no election shares is 2,000,000), each stock electing share and each no election share would be converted into the right to receive shares, and each cash electing share would be converted into the right to receive cash and shares as follows:

	LIN Common Shares	Share Exchange Ratio	MG Share Consideration	Cash Consideration Per Share	Cash Consideration
# of Shares (Fully Diluted)	59,474,592

# of Cash Electing Shares	(28,426,312)	0.05545	1,576,200	$26.84	$763,000,000

	31,048,280

# of Stock Electing Shares	(29,048,280)	1.5762	45,785,899

# of No Election Shares	2,000,000	1.5762	3,152,400

			50,514,499		$763,000,000

Proration Adjustment if the Cash Electing Shares are Undersubscribed

If the number of cash electing shares is less than the Cash Election Cap, then either the stock electing shares or the no election shares will be converted into the right to receive a mix of cash and shares of New Media General’s voting common stock. As shown below, the form of consideration into which the stock electing shares or the no election shares will be converted depends on the difference between the Cash Election Cap and the total number of cash electing shares. We refer to the difference between the Cash Election Cap and the total number of cash electing shares as the “cash shortfall”. In addition, if the cash consideration is undersubscribed, then all cash electing shares will receive the cash consideration.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Scenario 1: Cash Shortfall Is Less Than or Equal to the Number of No Election Shares

In this example, if (i) there are 59,474,592 LIN common shares outstanding (representing the maximum aggregate number of Class A, Class B and Class C LIN common shares that would be outstanding if all outstanding share options and restricted share awards were vested and exercised or settled, as applicable) immediately prior to the LIN Merger, (ii) the number of cash electing shares equals 26,426,312 (which means that the cash shortfall is 1,000,000 shares), and (iii) the number of stock electing shares equals 31,048,280 (which means that the number of no election shares is 2,000,000), each stock electing share would be converted into the right to receive shares, and each no election share would be converted into the right to receive a mix of cash and shares as follows:

	LIN Shares	Share Exchange Ratio	MG Share Consideration	Cash Consideration Per Share	Cash Consideration
# of Shares (Fully Diluted)	59,474,592

# of Cash Electing Shares	(26,426,312)			$27.82	$735,180,000

	33,048,280

# of Stock Electing Shares	(31,048,280)	1.5762	48,938,299

# of No Election Shares	2,000,000	0.7881	1,576,200	$13.91	$27,820,000

			50,514,499		$763,000,000

 Scenario 2: Cash Shortfall Is Greater Than the Number of No Election Shares

In this example, if (i) there are 59,474,592 LIN common shares outstanding (representing the maximum aggregate number of Class A, Class B and Class C LIN common shares that would be outstanding if all outstanding share options and restricted share awards were vested and exercised or settled, as applicable) immediately prior to the LIN Merger, (ii) the number of cash electing shares equals 26,426,312 (which means that the cash shortfall is 1,000,000 shares), and (iii) the number of stock electing shares equals 32,548,280 (which means that the number of no election shares is 500,000), each no election share would be converted into the right to receive cash, and each stock electing share would be converted into the right to receive a mix of cash and shares as follows:

	LIN Shares	Share Exchange Ratio	MG Share Consideration	Cash Consideration Per Share	Cash Consideration
# of Shares (Fully Diluted)	59,474,592

# of Cash Electing Shares	(26,426,312)			$27.82	$735,180,000

	33,048,280

# of Stock Electing Shares	(32,548,280)	1.5520	50,514,499	$0.43	13,910,000

# of No Electing Shares	500,000			$27.82	13,910,000

			50,514,499		$763,000,000

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

In light of the Staff’s comment, we have also expanded footnote 1(h) to the pro forma condensed combined balance sheet on page 137 of Amendment No. 1 to indicate how the pro forma number of shares was calculated.

22.	In the above scenario, it would appear that you would use 50,514 incremental post-conversion Media General shares (32,048*1.5762) instead of 55,639. Please advise or revise.

Response:

The 55,639 shares that the Staff refers to in its comment represents the number of weighted average number of shares (assuming dilution) presented in LIN’s historical statement of operations for the year ended December 31, 2013. The 55,639 shares appears in both the LIN Media Historical and Pro Forma LIN Media columns on the pro forma statement of operations for the purposes of disclosing the pro forma impact of the acquisition of Federated Media on earnings per share.

The 50,514 incremental post-conversion Media General shares that the Staff refers to in its comment represents the maximum number of shares that Media General expects to issue at close in connection with the LIN Merger as it includes 2.7 million shares of New Media General restricted common stock issuable in respect of LIN restricted shares that become New Media General restricted common stock, and 6.4 million shares of New Media General voting common stock expected to be issuable in respect of LIN stock options that become stock options for New Media General common stock, in connection with the LIN Merger. As illustrated in footnote (1h) to the pro forma balance sheet on page 137 of Amendment No.1, we prepared the pro forma financial statements using the number of LIN’s unrestricted common shares issued and outstanding as of March 31, 2014. Furthermore, we analyzed LIN’s outstanding stock options and unvested restricted stock as of March 31, 2014. The portion of restricted stock and stock options considered earned as of March 31, 2014 (approximately $74 million) was included in the equity component of the purchase price. The portion of restricted stock and stock options considered unearned as of March 31, 2014 (approximately $75 million) is attributable to post-combination service and is recognized as expense in the pro forma statements of operations.

23.

We note that there is a “Cash Election Cap.” It is unclear from the Agreement and Plan of Merger if there is also a Share Election Cap. In this regard, we note Media General’s reference to a 50.5 million share cap in its Form 10-Q for the quarter ended March 31, 2014.

Response:

We respectfully note that the Merger Agreement does not contain a defined term such as “Share Election Cap”. However, the total number of LIN common shares that will be converted into shares of common stock of New Media General is capped by virtue of the proration procedures set forth in the Merger Agreement. Pursuant to Section 2.3(c) of the Merger Agreement, the total number of LIN common shares that will be converted into shares of common stock of New Media General is equal to (i) the total number of LIN common shares outstanding as of closing, minus (ii) the Cash Election Cap (27,426,312 shares less the total number of LIN common shares, if any, with respect to which the holders thereof have properly demanded appraisal and have not withdrawn such demand or waived their rights to appraisal as of immediately prior to the LIN Merger). In our response to the Staff’s comment no. 21, we provided numerical illustrations which demonstrate that both the cash and share consideration are effectively subject to a cap.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

Adjustments to Balance Sheet as of December 31, 2013, page 135

1(f)

24.	Tell us if your estimate of merger-related expenses is factually supportable and additionally, whether it includes a discretionary fee to JP Morgan as referenced in the last paragraph on page 70.

Response:

Although it includes estimates, the amount is factually supportable. Footnote 1(e) to the pro forma condensed combined balance sheet on page 136 of Amendment No. 1 has been revised in response to the Staff’s comment. There is no discretionary fee for JP Morgan included or permitted without Media General’s consent.

1(i)

25.

Tell us if you included a pro forma adjustment in connection with payments to Mr. George Mahoney, as well as other Media General officers listed on page 98, which may be required as they appear to be directly attributable to the merger. In this regard, we note on page 139 that Mr. Vincent Sadusky, LIN’s President and CEO, will become President and CEO of New Media General upon closing of the transaction.

Response:

Media General has now affirmatively determined that Mr. Mahoney will terminate employment following completion of the LIN Merger. Footnote 1(i) to the pro forma condensed combined balance sheet on page 138 of Amendment No. 1 has been revised in response to the Staff’s comment. For the other officers listed on page 98 of Amendment No. 1, Media General has either determined that the officer’s termination is not directly attributable to the LIN Merger or has not yet made an affirmative determination on the officer’s employment status.

1(j), 1(k), and 2(r)

26.

Please cross-reference the terms of your credit agreement elsewhere in the filing to substantiate your pro forma adjustments. Also separately disclose the incremental debt financing necessary to acquire LIN and refinancing of its existing debt.

Response:

Footnotes 1(d) and 1(f) to the pro forma condensed combined balance sheet and footnotes 2(r) and 3(j) to the pro forma condensed combined statements of operations on pages 136, 140 and 141 of Amendment No. 1 have been revised in response to the Staff’s comment.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

1(m)

27.	Please provide a separate footnote to disclose your assumption for the total cash consideration paid to cash electing shares and such other shares to effect proportional allocation.

Response:

Footnote 1(f) to the pro forma condensed combined balance sheet on page 136 of Amendment No. 1 has been revised in response to the Staff’s comment. We also refer the Staff to our response to the Staff’s comment no. 21.

28.	Please revise your sensitivity analysis to depict the effects on the purchase price and goodwill, assuming a 10% increase or decrease in the price of Media General’s stock.

Response:

Footnote 1(h) to the pro forma condensed combined balance sheet on page 137 of Amendment No. 1 has been revised in response to the Staff’s comment.

Adjustment to Statement of Operations for the year ended December 31, 2013, page 138

2(q)

29.	Please cross-reference the to/from accounts that relate to the reclassification of severance expense associated with former Young corporate employees.

Response:

Footnote 2(q) to the pro forma condensed statement of operations for the year ended December 31, 2013, on page 139 of Amendment No. 1 has been revised in response to the Staff’s comment.

30.

On page 138, you state that the total LIN Merger costs are estimated to be $70 million. Considering the significance of such expenses in relation to the combined companies’ cash position, please provide a breakdown of such costs.

Response:

Footnote 1(e) to the pro forma condensed combined balance sheet on page 136 of Amendment No. 1 has been revised in response to the Staff’s comment. The disclosure on page 142 has been updated to cross reference footnote 1(e).

Management of New Media General, page 139

31.	Tell us whether the management of Media General and Lin Media will change after the LIN merger.

Response:

As of the date of this letter, Media General and LIN have not determined the composition of the management of New Media General following the LIN Merger other than as disclosed on page 143 Amendment No. 1.

Fried, Frank, Harris, Shriver & Jacobson LLP

June 18, 2014

LIN Annual Meeting Shareholder Proposals, page 158

32.

Please revise to indicate whether LIN Media LLC would have an annual meeting assuming the transactions contemplated in the Form S-4 registration statement are effected by the outside date of March 21, 2015.

Response:

The disclosure appearing on page 162 of Amendment No. 1 has been revised in response to the Staff’s comment.

Exhibits/Annexes

33.

Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the tax and legal opinions with your next amendment, please provide a draft of the opinions for us to review.

Response:

All remaining exhibits, other than Exhibits 8.1 and 8.2, have been filed with Amendment No. 1. Drafts of Exhibits 8.1 and 8.2, which are the opinions of Fried Frank and Weil, Gotshal & Manges LLP, respectively, are being delivered under separate cover to the Staff for review.

New Holdco acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve New Holdco from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

New Holdco may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or Abigail Bomba at (212) 859-8622.

Sincerely,

/s/ Philip Richter

Philip Richter

cc:	Via E-mail
	James Woodward (Media General) Andrew Carington (Media General) Timothy Mulvaney (Media General) Abigail Bomba (Fried Frank) Denise Parent (LIN Media) Richard Schmaeling (LIN Media)	Glenn West (Weil, Gotshal & Manges) James R. Griffin (Weil, Gotshal & Manges) Kathryn Jacobson (SEC) Ivette Leon (SEC) Paul Fischer (SEC) Celeste Murphy (SEC)